
SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
186
SECTION

BB 3/30

S... ...MISSION

07006134

...EPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 052946

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSCEND CAPITAL, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7001 PRESTON ROAD, SUITE 405
(No. and Street)

DALLAS (City) TX (State) 75205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL DENIO 214-443-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPROUSE & ANDERSON, L.L.P.
(Name – *if individual, state last, first, middle name*)

515 CONGRESS AVE., SUITE 1212 (Address) AUSTIN (City) TX (State) 78701 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

OATH OR AFFIRMATION

I, MICHAEL DENIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSCEND CAPITAL, LP, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


D. J. MASON
MY COMMISSION EXPIRES
August 6, 2008

Signature

PRESIDENT/CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH. D.C.
186
SECTION

TRANSCEND CAPITAL, LP

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2006

TRANSCEND CAPITAL, LP

TABLE OF CONTENTS



SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

To the Partners of
Transcend Capital, LP
Austin, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Transcend Capital, LP (the Partnership) as of December 31, 2006, and the related statements of income (loss), changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transcend Capital, LP as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental financial information on Page 11, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental financial information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 7 to the financial statements, the Partnership has had continued operating losses and a working capital deficiency. Management intends to pursue additional clients, revise and implement its business plan, reduce general and administrative expenses, and raise additional capital in order to continue operations. It is uncertain at this time whether enough new clients or new capital can be obtained to prolong the life of the business, and this raises substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sprouse & Anderson, L.L.P.

February 13, 2007
Austin, Texas

FINANCIAL STATEMENTS

TRANSCEND CAPITAL, LP

STATEMENT OF FINANCIAL CONDITION

DECMEBER 31, 2006

ASSETS

Cash	$	1,721
Deposit account at clearing company		95,152
Commission receivable		48,680
Prepaids		1,660
CRD deposit		903
TOTAL ASSETS	$	148,116

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities		60,246
TOTAL LIABILITIES		60,246
PARTNERS' EQUITY		87,870
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	148,116

SEE NOTES TO FINANCIAL STATEMENTS

TRANSCEND CAPITAL, LP

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECMEBER 31, 2006

REVENUE	
Commission income	$ 662,365
Interest and dividend income	3,714
Other income	8,843
Total Revenue	674,922
EXPENSES	
Clearing charges	79,883
ACT Reporting Fees	10,049
Quotes and research	10,412
Execution expense	19,312
Advertising	2,064
Entertainment and meals	2,956
Dealer to dealer sharing	81,593
Dues and subscriptions	882
Equipment rental	5,418
Professional services	46,063
Consulting fees	77,143
Insurance	1,404
Taxes	200
Licenses and registration	15,971
Office expenses	1,673
Payroll taxes	901
Postage	719
Repairs and maintence	28
Rent	9,988
Commission expense	290,442
Salaries and wages	11,603
Telecommunications	4,870
Travel	6,850
Management fees	6,150
Other	1,411
Total Expenses	687,985
NET LOSS	$ (13,063)

SEE NOTES TO FINANCIAL STATEMENTS

TRANSCEND CAPITAL, LP

STATEMENT OF CHANGES IN PARTNERS' EQUITY

FOR THE YEAR ENDED DECMEBER 31, 2006

	Partners' Equity
Balance as of January 1, 2006	$ 100,933
Net loss	(13,063)
Balance at December 31, 2006	$ 87,870

SEE NOTES TO FINANCIAL STATEMENTS

TRANSCEND CAPITAL, LP

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (13,063)
Adjustments to reconcile net loss to net cash used by operating activities:	
Consulting expense	18,400
Change in assets and liabilities:	
Increase in deposit account at clearing company	(3,712)
Decrease in commission receivable	417
Increase in prepaid expenses	(1,660)
Decrease in CRD deposit	6,911
Decrease in accounts payable and accrued expenses	(4,194)
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,099
NET INCREASE IN CASH	3,099
CASH, beginning of year	(1,378)
CASH, end of year	$ 1,721
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for income taxes	$ -
Cash paid for interest	$ -

SEE NOTES TO FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

TRANSCEND CAPITAL, LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Transcend Capital, LP (the Partnership) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and Commodity Futures Trading Commission (CFTC) and is a member of the National Association of Securities Dealers (NASD) and National Futures Association (NFA). The Partnership is a limited partnership organized under the laws of the State of Texas on October 29, 1999. However, the Partnership was dormant until it commenced operations on January 22, 2003.

FEDERAL INCOME TAX

The Partnership is a non-tax-paying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Members are taxed individually on their shares of the Partnership's earnings. The Partnership's net income or loss is allocated among the members in accordance with the partnership agreement.

BASIS OF PRESENTATION

The Partnership is a broker-dealer than specializes in advanced options and derivative strategies for trading professionals. The Partnership offers institutional and professional traders the products and services they need to execute their trading strategies and may trade:

- Listed and OTC Equities
- Mutual Funds
- Options
- Bonds
- Electronic Bullets

However, the Partnership also offers brokerage services to individual investors who do not trade the markets as actively as institutional and professional traders.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SECURITIES TRANSACTIONS AND COMMISSIONS

Securities transactions are recorded on a trade-date basis, which does not differ materially from the settlement-date basis. Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions settle, and the commissions and expenses are withdrawn from the customer accounts by Penson Financial Services, Inc.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC, since no such liabilities existed at December 31, 2006 or at any time during the year then ended.

FAIR VALUE OF FINANCIAL INSTRUMENTS

For cash equivalents, accounts receivable and accounts payable, the carrying amount approximates the fair value because of the short-term nature of these instruments.

ADVERTISING

The Partnership expenses advertising as incurred. Advertising and direct marketing costs totaled $2,064 at December 31, 2006 and 2005.

NOTE 2: NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Partnership had net capital of $83,404. The Partnership's ratio of aggregate indebtedness to net capital was .72 to 1 at December 31, 2006.

NOTE 3: CASH SEGREGATED UNDER FEDERAL REGULATIONS

In accordance with Rule 15c3-3 of the SEC, the Partnership maintains a deposit account with Penson Financial Services, Inc. as part of the Partnership's contract for services. Penson Financial Services, Inc. requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2006, cash of $95,152 has been segregated into this account.

NOTE 4: RESERVE REQUIREMENTS

The Partnership is not obligated to report under SEC Rule 15c-3 since it does not maintain customer accounts or hold securities. Therefore, the Partnership does not have a reserve requirement nor does it have any information relating to the possession or control requirements under Rule 15c3-3. The Partnership clears all customer transactions through a broker-dealer, Penson Financial Services, Inc., on a fully disclosed basis as requested for exemption under SEC Rule 15c3-3(k)(2)(ii).

NOTE 5: RELATED PARTY TRANSACTIONS

An agreement between Transcend Capital, LLC (the general partner) and the Partnership was entered into in which the general partner agreed to pay any expenses reasonably necessary to allow the Partnership to carry on its business, including the provision of facilities and performance of certain services. Additionally, the Partnership agreed to reimburse the general partner for certain fees related to services provided. Total fees paid were approximately $6,150 for the year ended December 31, 2006.

NOTE 5: RELATED PARTY TRANSACTIONS (Continued)

The Partnership leases office space from an entity owned by a limited partner. For the year ended December 31, 2006, the Partnership made payments of $11,620 to this partner.

The Partnership agreed to pay the limited partners consulting fees for services provided. Total fees paid were $30,400 for the year ended December 31, 2006.

NOTE 6: CONCENTRATION OF CREDIT RISK

The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7: GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Partnership as a going concern. The Partnership has had continuing operating losses and a working capital deficiency. Management intends to pursue additional clients, implement and revise its business plan, reduce general and administrative expenses, and raise additional capital in order to continue operations. It is uncertain at this time whether enough new clients or new capital can be obtained to prolong the life of the business, and this raises substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SUPPLEMENTAL FINANCIAL INFORMATION

TRANSCEND CAPITAL, LP

COMPUTATION OF NET CAPITAL, AGGREGATED INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

TOTAL PARTNERS' EQUITY	$	87,870
Deductions:		
Non-allowable assets:		
Prepaid Rent		1,660
CRD Deposit		903
Haircuts		1,903
Total Net Capital	$	83,404
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	60,246
Total Aggregate Indebtedness	$	60,246
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required of broker-dealer (6 ⅔ % of total aggregate indebtedness)	$	4,016
Minimum dollar net capital requirement of broker-dealer	$	50,000
Net capital requirement (greater of two above)	$	50,000
Net capital in over the required minimum	$	33,404
Ratio: Aggregate indebtedness of net capital		0.72
RECONCILIATION WITH COMPANY'S COMPUTATION		
Difference in net capital by SEC and Company		
Net capital under Company's computation	$	87,870
Miscellaneous differences, audit adjustments		-
NET CAPITAL PER AUDITED REPORT	$	87,870

REPORT ON INTERNAL CONTROL STRUCTURE



SPROUSE & ANDERSON, L.L.P.

ACCOUNTANTS & CONSULTANTS

To the Partners
Transcend Capital, LP
Austin, Texas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Transcend Capital, LP (the "Partnership") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11), and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spurrier & Anderson, L.L.P.

February 13, 2007
Austin, Texas

END